

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

May 4, 2009

Mr. Patrick C. Evans
President, Chief Executive Officer and Director
Mountain Province Diamonds Inc.
401 Bay Street, Suite 2700
P.O. Box 152
Toronto, Ontario, Canada M5H 2Y4

> **Re: Mountain Province Diamonds**
> **Form 20-F for the Fiscal Year Ended March 31, 2008**
> **Filed July 1, 2008**
> **Response letter dated April 15, 2009**
> **File No. 1-32468**

Dear Mr. Evans:

We have reviewed your filings and response letter dated April 15, 2009 and have the following comment. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended March 31, 2008

Notes to Consolidated Financial Statements

1.   We note from your proposed revisions to your significant accounting policies contained in your response dated April 15, 2009 that "The Company considers the Gahcho Kué Project to be an investment in mineral properties, in accordance with CICA Handbook Section 3061, *"Property, Plant and Equipment""*. Please tell us if you have considered the guidance in CICA Handbook Section 3051, and if true, why you believe your investment in the Gahcho Kué Project should not be accounted for in accordance with such guidance. If necessary, please include any specific terms of your agreement with De Beers Canada Inc. you believe are relevant to determining the appropriate accounting treatment for your investment in the Gahcho Kué Project. If you conclude the guidance provided in CICA Handbook Section 3051 is applicable to your investment, please modify to provide the disclosures required by such guidance.

Mr. Patrick C. Evans
Mountain Province Diamonds Inc.
May 4, 2009
Page 2

<u>Closing Comments</u>

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Mark Wojciechowski at (202) 551-3759, or Kim Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact Norman Gholson at (202) 551-3237 or, in his absence, Michael Karney at (202) 551-3847 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director